Exhibit 4.5

Dear sirs:

Re:  Participation in placement of Convertible Debentures

We understand that you propose to participate in the purchase of convertible debentures of Unity Wireless Corporation (the “Corporation”) on the terms set out in the form of Additional Issuance Agreement attached hereto.  Pursuant to that placement you will be required to execute the Additional Issuance Agreement (customized with your name and placement amount), an Intercreditor Agreement dealing with the pari passu ranking of security interests among debtholders, and will be required to consent to the prior granting of a security interest over the accounts receivable of the Corporation and its subsidiaries in favour of a lender that will provide accounts receivables financing to the Corporation in the near future.

In consideration of your purchase of the convertible debentures and agreement to provide the consent to the AR financing, the Corporation agrees that, for the purchasers of the convertible debentures and their affiliates1, the Class A, B, C and D warrants issued by the Corporation pursuant to the acquisition by the Corporation of Celletra Ltd. in accordance with a Purchase Agreement dated July 17, 2006, (the “warrants”) will be amended as follows:

1.

The exercise price of the warrants will be reduced to $0.10 per share of common stock, subject to any adjustment specified in the warrants.

2.

The term of the warrants will be extended to be 5 years from the closing date of the above referenced placement of the convertible debentures (the “New Term”) and it shall be clarified that the warrants shall not be void after August 17, 2009 but that their validity shall extend to the New Term.

3.

The warrants will incorporate the following additional provision:

“Adjustment upon a Reverse Stock Split.  In the event the Company effects a reverse stock split of the Common Stock at any time while this Warrant is outstanding, in addition to any other adjustment provided herein, the Exercise Price shall be reduced effective as of the 23rd Trading Day following such stock split (the “Reset Date”) to a price equal to the lesser of (i) the average of the daily volume weighted average prices of the Company’s common shares (“VWAPs”) for the 22 Trading Days immediately following such reverse stock split or (ii) the average of the VWAPs for the 5 Trading Days immediately prior to the Reset Date, subject to further adjustment as provided herein.  If such an adjustment does not result in a reduction of the Exercise Price then in effect, no adjustment will be made.”

The warrants held by persons that do not participate, directly or by means of their affiliates in the placement of convertible debentures will not be amended.

We confirm that the Corporation has the requisite corporate power and authority to enter into and to carry out its undertakings and obligations herein and that the amending of the warrant terms as specified herein does not and will not: (i) conflict with or violate any provision of the Corporation’s organizational or charter documents, or (ii) conflict with, or constitute a default under any material instrument or other material understanding to which the Corporation is a party.

Yours truly,

Unity Wireless Corporation

Per:

By:  Ilan Kenig

Date:______________

Footnotes

1 Affiliates means the following entities:  IDB Development Corporation Ltd., Clalit Finance and Investments Ltd., Clal Insurance Enterprise Holdings Ltd., Clal Insurance Company Ltd., Infinity I Annex Fund, L. P., Israel Infinity Venture Capital Fund (Israel) L.P., Israel Infinity Venture Capital Fund (Delaware) L.P., Israel Infinity Venture Capital Fund (Cayman I), L.P., Israel Infinity Venture Capital Fund (Cayman II)L.P., Clal Industries and Investments Ltd. Clal Electronics Industries Ltd., Gemini Israel II L.P., Gemini  Israel II Parallel Fund Limited Partnership, Gemini Partner Investors L.P., Advent PGGM Gemini L.P. SVE STAR Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), Star Seed Enterprises, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises GmbH & Co. No. VIIa KG, SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2 ,SVM Star Ventures Management GmbH Nr.3, Lior Bregman, FBR Infinity II Ventures (Israel) LP, FBR Infinity II Ventures LP, FBR Infinity II Ventures (Erisa) LP, Valley Venture Capital Limited Partnership.